UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March 2019
Commission File Number: 001-35052

Adecoagro S.A.
(Translation of registrant’s name into English)

Vertigo Naos Building 6,
Rue Eugene Ruppert,
L-2453, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐            No   ☒
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes  ☐            No   ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE YEAR END, DECEMBER 2018

On March 14, 2019, the registrant issued a press release pertaining to its results of operations for the year end December, 2018 (the “Release”). Registrant hereby furnishes the attached copy of the Release to the Securities and Exchange Commission. The financial and operational information contained in the Release is based on audited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby including cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By /s/ Carlos A. Boero Hughes

Name: Carlos A. Boero Hughes

Title: Chief Financial Officer and Chief Accounting Officer

Date: March 14, 2019

	Adecoagro´s Adjusted EBITDA in 2018 reached $314.7 million, 13.9% higher year-over-year

4Q18 Earning Release Conference Call

English Conference Call
Luxembourg, March 14, 2019 - Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), a leading agroindustrial company in South America, announced today its results for the fourth quarter ended December 31, 2018. The financial information contained in this press release is based on audited condensed consolidated financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS) except for Non - IFRS measures. Please refer to page 30 for a definition and reconciliation to IFRS of the Non - IFRS measures used in this report.

March 15, 2019
8 a.m. (US EST)
9 a.m. (Buenos Aires and Sao Paulo time)
1 p.m. Luxemburg

Tel: +1 (412) 317-6366	Highlights

Participants calling from other countries outside the US	Financial & Operating Performance
	$ thousands	4Q18	4Q17	Chg %	12M18	12M17	Chg %
Tel: +1 (844) 435-0324	Gross Sales	226,514	275,569	(17.8)%	810,609	933,178	(13.1)%
Participants calling from the US	Net Sales (1)	213,570	261,981	(18.5)%	770,196	626,888	22.9%
	Adjusted EBITDA (2)
Investor Relations	Farming & Land Transformation	(4,004)	13,077	(130.6)%	96,418	50,656	90.3%
Charlie Boero Hughes	Sugar, Ethanol & Energy	45,434	81,334	(44.1)%	238,284	247,301	(3.6)%
CFO	Corporate Expenses	(5,285)	(5,335)	(0.9)%	(19,971)	(21,664)	(7.8)%
Juan Ignacio Galleano	Total Adjusted EBITDA	36,145	89,076	(59.4)%	314,731	276,293	13.9%
IR Manager	Adjusted EBITDA Margin (2)	16.9%	34.0%	(50.2)%	40.9%	30.7%	33.0%
	Adj. EBITDA Margin net of 3rd party commercialization.(3)	18.1%	41.5%	(56.3)%	47.3%	37.7%	25.5%
	Net Income	(4,255)	5,440	(178.2)%	(23,233)	14,975	(255.1)%
Email	Adjusted Net Income(4)	(16,927)	35,039	(148.3)%	91,318	70,139	30.2%
ir@adecoagro.com	Farming Planted Area (Hectares)	232,796	224,877	3.5%	232,796	224,877	3.5%
	Sugarcane Plantation Area (Hectares)	153,690	143,617	7.0%	153,690	143,617	7.0%

•  Full year 2018 Adjusted EBITDA(3) was $314.7, marking a 13.9% increase compared to the previous year. Adjusted EBITDA margin net of 3rd party commercialization, reached 47.3%, 96 basis points higher than 2017.

Website:
www.adecoagro.com
	• Gross sales reached $810.6 million in 2018, 13.1% lower year-over year.

	• Full year 2018 Adjusted Net Income was $91.3 million, marking a 30.2% increase compared to the previous year.

(1) Net Sales are equal to Gross Sales minus sales taxes related to sugar, ethanol and energy.
(2) Please see “Reconciliation of Non-IFRS measures” starting on page 30 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, and amortization plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.
(3) Adjusted EBITDA margin excluding third party commercialization activities is defined as the consolidated Adjusted EBITDA net of the Adjusted EBITDA generated by the commercialization of third party sugar, grains and energy, divided by consolidated gross sales net of those generated by the commercialization of third party sugar, grains and energy. We net 3rd party commercialization results to highlight the margin generated by our own production.
(4) We define Adjusted Net Income as (i)( Profit/(Loss) of the period year, plus (ii) any non cash finance costs resulting from foreign exchange losses for such period, which breakdown composed both Exchange Differences and Cash Flow Hedge Transfer from Equity, net of the related income tax effects plus (iii) gains or losses from disposals of non controlling interests in subsidiaries whose main underlying asset is farmland, which are relieved in our Shareholders Equity under the line item. "Reserve from the sale of non-controlling interests in subsidiaries plus (iv) the reversal of the aforementioned income tax effect, plus (v) the inflation accounting effects, plus (vi) the revaluation results from the hectares hold as investment property

4

Financial & Operational Performance Highlights

◦
In our Sugar, Ethanol & Energy business, Adjusted EBITDA reached 238.3 million in 2018, $9.0 million or 3.6% lower year-over-year. Adjusted EBITDA was positively affected by: (i) the full maximization of ethanol production, allowing us to profit from higher relative prices (hydrous and anhydrous ethanol traded at a 26.1% and 32.0% premium to sugar, respectively) almost 74% total TRS produced was diverted to ethanol, an all-time record, (ii) higher crushing activities which contributed to fixed costs dilution, resulting in a 22.8% reduction in total cash cost of production. Higher cane availability, coupled with adequate weather during November and December, explained the 10.9% increase in milling operations. At the same time, improved efficiencies at the agricultural and industrial level contributed to higher crushing activities. These were reflected in the 2.8% increase in milling per hour, year-over-year; (iii) a $12.9 million higher gain derived from the mark-to-market of our commodity hedge position. These positive effects were offset by lower sales mainly as a result of lower average realized selling prices, measured in USD, higher ethanol carry to profit from higher prices in the off-season; coupled with a non-cash loss resulting from the fair value of the unharvested cane.

On a quarterly basis, the Sugar, Ethanol & Energy business delivered outstanding operational performance. The combination of dry weather during November and December, sugarcane availability and operational efficiency enabled our mills to crush 2.7 million tons, 24.8% higher compared to 4Q17. Our lower costs of production were fully offset by lower selling prices coupled with a negative non-cash result derived from the mark-to-market of the unharvested sugarcane.

◦
Adjusted EBITDA in our Farming and Land Transformation businesses reached $96.4 million in 2018, $45.8 million or 90.3% higher year-over-year. This increase is primarily related to (i) the $36.2 million in EBITDA generated by the sale of Rio de Janeiro and Conquista farms during 2Q18, (ii) the better performance of our Crops and Rice businesses. Enhanced operational efficiencies and the depreciation of the Argentine Peso, which allowed us to further reduce total cost of production, were responsible for the $9.0 and $6.6 million increase in our Crops and Rice businesses´ EBITDA, respectively. These positive results were partially offset by the $5.1 million EBITDA reduction in results in our dairy business, mainly driven by lower average selling prices.

On a quarterly basis, Adjusted EBITDA was negative $4.0 million, $17.1 million lower compared to the same period of last year. This decrease is primarily explained by the performance of our Rice and Dairy businesses. The postponement of rice sales towards to 1Q19 resulted in lower EBITDA generation. As for dairy, the 15.1% reduction in average selling prices explain the $3.6 million decrease, year-over-year.

Net Income in 2018 resulted in a loss of $23.2 million, compared to a $15.0 million gain recorded in the same period of last year. Higher EBITDA generation, as a result of better economic performance was offset by: (i) the $183.2 million non-cash loss derived from the revaluation of our U.S. dollar denominated financial debt, measured in local currency; coupled with (ii) a $15.7 million loss resulting from the application of IAS 21: "The Effects of Changes in Foreign Exchange Rates" .

◦
Adjusted Net Income, a concept we introduced in 2018 to more accurately provide a proxy cash metric, by definition, excludes: (i) any non-cash result derived from bilateral exchange variations, (ii) any revaluation result from the hectares held as investment property, (iii) any inflation accounting result; and includes (iv) any gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland (the latter is already included in Adj. EBITDA). We believe Adjusted Net Income is a more appropriate metric to reflect the Company´s performance. In 2018, Adjusted Net Income reached $91.3 million, $21.2 million or 30.2% higher compared 2017. (Please refer to page 33 for a reconciliation of Adjusted Net Income to Profit/Loss).

Adjusted Net Income
$ thousands	4Q18	4Q17	Chg %	12M18	12M17	Chg %
Net Income	(4,255)	5,440	n.a	(23,233)	14,975	n.a
Foreign exchange losses, net	(5,009)	20,198	n.a	183,195	38,708	373.3%
Cash flow hedge - transfer from equity	18,847	10,069	87.2%	26,693	20,758	28.6%
Inflation Accounting Effects	(31,558)	—	n.a	(81,928)	—	n.a
Revaluation Result - Investment Property	5,048	(668)	n.a	(13,409)	(4,302)	n.a
Adjusted Net Income	(16,927)	35,039	n.a	91,318	70,139	30.2%

Strategy Execution
5-Year Plan Update

◦
The execution of our 5-year Plan is advancing according to plan. As explained in detail at last investor day, projects are estimated to contribute to a 50% increase in EBITDA and strong cash generation. It should be noted that the projects are of a additional nature, thereby reducing execution risk. This fits perfectly in our long term growth strategy, by vertically integrating our business and making them more robust.

◦
The expansion of our cluster in Mato Grosso do Sul is proceeding according to plan. A total of 48,201 hectares have been secured for planting so far, representing 90.0% of the total hectares needed to fully supply the 3 million tons of additional crushing capacity. Planting operations are also well underway. As a matter of fact, 20,100 hectares have already been planted. We feel confident that we will be able to plant the remaining hectares throughout 2020 and 2021, dependent on normal weather conditions.

Milk Processing Facilities Investment Update

◦	On February 11th, we completed the acquisition of two milk processing plants. The $45 million deal was structured as a cash-for-asset, totally free of debt and other liabilities.
Both plants are well equipped and strategically located. One is in the city of Morteros , Province of Cordoba, in the center of Argentina´s largest dairy basin. With a total processing capacity of 910 thousand liters per day, this facility will produce powder milk and cheese for the export market. The other plant, located in the city of Chivilcoy,Province of Buenos Aires, is halfway between our dairy free stalls facilities and the City of Buenos Aires, the largest fluid dairy market. Total processing capacity of this facility is to 700 thousand liters per day. This transaction, as was announced in our last investor day is in line with our 5 year Plan and fits perfectly our long term growth strategy. In fact, we are following the same strategy as in our rice and sugar, ethanol and energy businesses. In both cases, being vertically integrated has proven to be the right thing to do. Controlling the supply chain allow us to enhance efficiencies and increase margins. At the same time, apart from synergizing with our already efficient upstream operation, this transaction will enable us with the flexibility to sell into the export and domestic market, based on relative profitability with a view to generate attractive returns.
It´s worth highlighting that we are entering the consumer retail market with products that bear similar characteristics with those of commodities. Indeed, powder milk and UHT milk are largely commoditized and do not require large investment in marketing and branding.
We are confident that this transaction will be accretive to our existing shareholders, with expected ROIC in 20 - 25% range, once stabilized. Results are based on three main pillars; namely (i) being efficient raw milk producers (raw milk constitutes almost 50% of final products´ total cost), (ii) being efficient processors by having state-of-the art facilities with focus on both quality and cost; and (iii) operating an efficient logistic chain. On this final point, we will rely on third party trucks and distribute exclusively to large distribution centers. At the same time, we are exploring different business-to-business agreements to further enhance margins, going from private label agreements with supermarkets to specific supply agreements. We may also be able to leverage the high quality in milk and stable production of our free stall facilities.
Crops Update

◦
Our crops are going through their respective critical stage. Actual conditions are, so far, optimal and we expect yields to be above historical average and significantly higher compared to the previous harvest year. At the same time, higher yields will offset lower planted area due to flooding during December and January of some fields.

Over the last five years, we have been systematically increasing peanut area, reaching the current 15,608 hectares. This is a crop that fits well into the traditional corn/beans/wheat rotation, reason why we are strategically increasing production, specifically over leased area.
On February 8th, we acquired a peanut processing facility for a total of $10 million - half of its replacement cost - to be paid in three equal yearly installments. The plant is equipped with cutting-edge technology and it has been granted with all the necessary certifications and export permits. It´s worth highlighting that the yearly installment cost fully offset the tolling expenses we paid before the acquisition.
This transaction is in line with our strategy to increase peanut area as it will enable us to control processing activities and develop direct and long term relations with different customers around the world. We expect IRR to be above 30%.
Farmland sale at premium to independent appraisal

◦
During January 2019, we completed the sale of Alto Alegre farm, located in Tocantins, for $16.8 million, to be paid in 7 installments. The selling price represents a 33% premium to the latest Cushman and Wakefield´s independent appraisal, as of September 30, 2018.

Adjusted Free Cash Flow

◦
During 2018, our operations have delivered $77.8 million of Adjusted Free Cash Flow from Operations (Adjusted Free Cash Flow before expansion capex), in line with the previous year. Lower sales volume in our Crops business as a result of the drought that hit Argentina at the beginning of 2018, compromising production volumes for the 2017/18 harvest season, coupled with the ethanol carry strategy that we pursued, were offset by lower production costs as a result of enhanced efficiencies and the sale of Rio de Janeiro and Conquista farms during 2Q18.

Adjusted Free Cash Flow totaled negative $18.1 million, $25.2 million lower compared to the same period of last year. The decrease is fully explained by the higher expansion capex, as we are advancing in the execution of our 5 Year Plan investment projects.
We are confident Adjusted EBITDA and cash flows will increase as we complete the investment cycle and start ramping up our operations.

Adjusted Free Cash Flow Summary
$ thousands	2018	2017	Chg %
Net cash generated from operating activities	210,915	237,113	(11.0)%
Net cash used in investing activities	(179,043)	(188,335)	(4.9)%
Interest paid	(50,021)	(41,612)	20.2%
Expansion Capex reversal	98,011	71,891	36.3%
Adjusted Free Cash Flow from Operations	79,861	79,057	1.0%
Expansion Capex	(98,011)	(71,891)	36.3%
Adjusted Free Cash Flow (1)	(18,150)	7,166	n.a
(1) Does not include the full application of IASB 21 and 29.

Market Overview

◦
The turmoil in oil prices resulted in price volatility the domestic ethanol market during 4Q18. Hydrous prices peaked in October, followed by a sharp selloff ( ~11% in a 7-weeks period). However, according to the ESALQ index, both hydrous and anhydrous were still traded well above the previous quarter (11.4% and 11.9%, respectively). Compared to same period last year, hydrous and anhydrous prices increased by  3.5% and 5.4%, respectively. As reported by UNICA, hydrous sales in 4Q18 were 28.7% higher year-over-year, maintaining the positive trend recorded in the previous quarters and contributing for a positive scenario for the following months.

◦
Sugar prices recovered from the lows observed during 3Q18 and were, on average, 19% higher than the previous quarter. Compared to the same period last year, prices were 12% lower. The rally was supported by the expectations of lower crops in main production areas as CS Brazil, EU, Thailand and India. As a result, the S&D forecast for 2018/19 cycle moved from surplus to a balanced/small deficit. The macro scenario was also constructive for sugar prices, with the Brazilian Real strengthening and oil prices rallying. In addition, oil prices plummeted while speculative funds increased their short positions pressuring sugar prices close to12.00 c/lb area again. Since then, prices recovered once again to over 13.00 c/lb in the wake of strong oil prices and stronger local currency.

◦
Energy spot prices in the southeast region of Brazil during 4Q18 were 60% lower compared to the same period of last year. Prices reached 271.8 BRL/MWh, 123.9 BRL/MWh; and 79.0 BRL/MWh during October, November and December, respectively. However, prices increased in February due to dry weather conditions reaching 500 BRL/MWh. Reservoir levels stand at 26%.  Consumption continues to increase on a monthly basis.

◦
Soybean prices increased 10.3% during 4Q18 and were on average 10.9% lower year-over-year. Corn prices increased 2.86% in the quarter and were on average 5.7% higher than a year ago. Prices were mostly driven by the trade war between the US and China, as the rumors over negotiations generated volatility over soybeans and corn prices. In early December, the US and China agreed, at the G20 Summit in Buenos Aires, to a temporary truce in order to reduce trade tensions. According to the agreement, the US and China will refrain from increasing tariffs until March 2020, as both sides work towards a large trade deal.

Operational Performance
2018/19 Harvest Year

Farming Production Data
Planting & Production	Planting Plan (hectares)			2018/19 Planting Progress
	2018/2019	2017/2018	Chg %	2018/2019	Chg %
Soybean	47.411	58,280	(18.6)%	47,411	100%
Soybean 2nd Crop	25.621	22,919	11.8%	25,621	100%
Corn (1)	43.449	45,911	(5.0)%	43,449	100%
Corn 2nd Crop	4.702	10,847	(56.7)%	4,702	100%
Corn Silage	3.211	2,573	24.8%	3,211	100%
Wheat (2)	40.271	36,533	10.1%	40,271	100%
Sunflower	3.825	2,869	33.3%	3,825	100%
Cotton	5.316	3,132	69.7%	5,316	100%
Peanut	15.608	9,375	66.5%	15,608	100%
Total Crops	189.412	192,438	(1.6)%	189,412	100%
Rice	40.435	40,289	0.4%	40,435	100%
Total Farming	229.847	232,727	(1.3)%	229,847	100%
Owned Croppable Area	110.974	124,733	(11.1)%
Leased Area	86,450	72,080	19.9%
Second Crop Area	32,423	35,914	(9.7)%
Total Farming Area	229,847	232,727	(1.3)%
(1) Includes chia.
(2) Includes barley.

During the second half of 2018, we began our planting activities for the 2018/19 harvest year. Planting activities continued throughout early 2019, and as of the date of this report, we have seeded a total of 229,847 hectares. Owned croppable area reached 111 thousands hectares, 11.1%, or 13,638 hectares lower compared to the previous season. This is mainly explained by the sale of Rio de Janeiro and Conquista farms during 2Q18. Leased area, which varies in size on the basis of return on invested capital, has increased by 19.9%, reaching 86 thousands hectares.

Since mid-December, 2018, Argentina has been suffering from abundant rainfalls, partially affecting seeding operations. Although planted area is expected to slightly decrease compared to the previous harvest season, rains were extremely beneficial for the proper development of most of the crops, thus increasing potential yields. This is the reason why we believe the current 2018/19 harvest season is expected to show strong results, with estimated production levels exceeding those registered in the previous season.

Crops Update

Soybean: 47,411 hectares were successfully seeded , which represents 100% of our revised planting plan.
We planted the soybean crop between mid-October and December according to schedule. Timely and abundant rainfalls during January allowed the crop to develop optimally and we expect above-average yields.

Soybean 2nd crop: As of the day of this report, 25,621 hectares were successfully planted. Crops are developing well.

Corn: As of January 2019, 100% of our corn crop had been seeded. Total planted area reached 48,151 hectars. In an effort to diversify our crop risk and minimize our water requirements, approximately 30% of the area was planted with early corn seeds in September and the remaining 70% of the area was planted with late seed varieties during the end of November and December of 2018. The early corn grew under good conditions favored by adequate rains in December 2018 and the beginning of January 2019, which occurred during the plant flowering or critical growth stage resulting in higher than expected yields. The late corn planted areas are expected to develop normally.

Peanut: 15,608 hectares were successfully seeded, 66.5% higher compared to the 2017/18 harvest season. The crop is developing in excellent conditions, favored by the strong rainfalls during January. We expect yields to be above historical average.

Farming & Land Transformation Financial Performance

Farming & Land transformation business - Financial highlights
$ thousands	4Q18	4Q17	Chg %	12M18	12M17	Chg %
Gross Sales
Farming	71,541	89,899	(20.4)%	299,671	322,559	(7.1)%
Total Sales	71,541	89,899	(20.4)%	299,671	322,559	(7.1)%
Adjusted EBITDA (1)
Farming	(4,004)	13,077	n.a	60,191	50,656	18.8%
Land Transformation	—	—	n.a	36,227	—	n.a
Total Adjusted EBITDA (1)	(4,004)	13,077	n.a	96,418	50,656	90.3%
Adjusted EBIT (1)
Farming	(9,259)	11,182	n.a	50,224	44,098	13.9%
Land Transformation	—	—	n.a	36,227	—	n.a
Total Adjusted EBIT (1)	(9,259)	11,182	n.a	86,451	44,098	96%
(1) Please see “Reconciliation of Non-IFRS measures” starting on page 30 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation and amortization plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.
Adjusted EBITDA in the Farming and Land Transformation businesses was $96.4 million, $45.8 million, or 90.3% higher year-over-year. The improvement in financial performance is primarily explained by higher margins in our Crops and Rice businesses as a result of enhanced operating efficiencies coupled with cost dilution, measured in USD, as a result of the sharp depreciation of the Argentine Peso; and the sale of Rio de Janeiro and Conquista farms during 2Q18 that generated $36.2 million in EBITDA, compared to 2017 when there were no farm sales. These positive results were partially offset by the $5.1 million reduction in results in our dairy business, mainly driven by lower average selling prices, measured in USD.
On a quarterly basis, Adjusted EBITDA for the Farming business was negative $4.0 million, $17.1 million lower compared to the same period of last year. This decrease is mainly explained by the performance of our Rice and Dairy businesses. The postponement of rice sales toward 1Q19 resulted in lower EBITDA generation. As for dairy, the 15.1% reduction in average selling prices explains the $3.6 million decrease in EBITDA.

Crops Segment

Crops - Highlights
	metric	4Q18	4Q17	Chg %	12M18	12M17	Chg %
Gross Sales	$ thousands	49,222	53,125	(7.3)%	164,538	197,222	(16.6)%
	tons	219,792	331,417	(33.7)%	685,657	667,414	2.7%
	$ per ton	223.9	160.3	39.7%	240.0	295.5	(18.8)%
Adjusted EBITDA	$ thousands	(2,356)	2,626	n.a	34,635	25,678	34.9%
Adjusted EBIT	$ thousands	(2,951)	2,155	n.a	32,938	24,167	36.3%
Planted Area	hectares	183,250	187,369	(2.2)%	183,250	187,369	(2.2)%

Agricultural activities during the fourth quarter of 2018 consisted mainly of the harvest of winter crops and the planting of summer crops. Profit during the quarter is derived from the harvest of winter crops (wheat & barley), the fair value recognition of summer crops with significant growth as of December 31, the mark-to-market effect of grain inventories and the mark-to-market effect of commodity hedges.
Adjusted EBITDA in our Crops segment was $34.6 million in 2018, 34.9% higher compared to the same period of last year. This is mainly explained by a $13.1 million increase in Changes in Fair Value of Biological Assets and Agricultural Produce and Changes in Net Realizable Value, which reflects the margin recognized throughout the biological growth cycle of our crops. Higher margins are explained by (i) enhanced operating efficiencies and (ii) lower production costs, measured in U.S. dollars, as a result of the depreciation of the Argentine Peso. These positive effects were partially offset by the $2.3 million lower gain from the mark-to-market of our commodity hedge position.
Crop sales in 2018 reached $164.5 million, 16.6% lower year-over-year. As it can be seen, higher prices were fully offset by lower selling volumes. This, as previously mentioned, was fully explained by lower yields due to dry weather conditions. As a result, the 2017/18 harvest season performance was negatively impacted.

Crops - Gross Sales Breakdown
	Amount ($ '000)			Volume			$ per unit
Crop	4Q18	4Q17	Chg %	4Q18	4Q17	Chg %	4Q18	4Q17	Chg %
Soybean	14,008	18,550	(24.5)%	47,371	53,368	(11.2)%	296	348	(14.9)%
Corn (1)	6,962	27,186	(74.4)%	41,085	246,169	(83.3)%	169,000	110	53.4%
Wheat (2)	25,223	5,645	346.8%	131,337	30,892	325.1%	192,000	183	5.1%
Sunflower	144	231	(37.7)%	—	204	n.a.	n.m.	1,131	n.a
Cotton Lint	—	110	(100.0)%	—	238	n.a.	n.a	462	n.a
Others	2,885	1,403	105.6%		546
Total	49,222	53,125	(7.3)%	219,792	331,417	(33.7)%

Crops - Gross Sales Breakdown
	Amount ($ '000)			Volume			$ per unit
Crop	12M18	12M17	Chg %	12M18	12M17	Chg %	12M18	12M17	Chg %
Soybean	84,217	85,527	(1.5)%	264,109	282,518	(6.5)%	319	303	5.3%
Corn (1)	38,251	82,482	(53.6)%	242,407	595,085	(59.3)%	158	139	13.8%
Wheat (2)	32,706	16,723	95.6%	174,541	103,566	68.5%	187	161	16.0%
Sunflower	1,598	3,163	(49.5)%	4,599	18,793	(75.5)%	347	168	106.4%
Cotton Lint	—	420	(100.0)%	—	1,434	(100.0)%	n.a	293	n.a
Others	7,766	8,907	(12.8)%
Total	164,538	197,222	(16.6)%	685,657	667,414	2.7%
(1) Includes sorghum and peanut
(2) Includes barley

The table on the next page shows the gains or losses from crop production generated in 2018. Our crop operations related to the 2017/18 season, which were harvested between January and June, generated Changes in Fair Value of $29.0 million. As of December 31, 2018, 30,046 hectares pertaining to the 2018/19 harvest (mainly corn, soybean, sunflower and peanut) had attained significant biological growth, generating initial recognition and Changes in Fair Value of biological assets of negative $2.2 million. In addition, 37,459 hectares of 2018/19 winter crops (wheat and barley) had been harvested, generating Changes in Fair Value and Agricultural Produce during 2018 of $9.6 million. As a result, total Changes in Fair Value of Biological Assets and Agricultural Produce during 2018, reached $36.4 million, compared to $17.2 million generated in 2017. The increase is mainly explained by cost dilution, in USD, following the sharp depreciation of the Argentine peso, coupled with higher operating efficiencies. Positive results were partially offset by lower yields as a result of the drought that hit the country during the first half of 2018.

Crops - Changes in Fair Value Breakdown - as of December 31, 2018
12M18	metric	Soy	Soy 2nd Crop	Corn	Corn 2nd Crop	Wheat	Sunflower	Cotton	Peanut	Total

2017/18 Harvest Year
Total Harvested Area	Hectares	54,768	23,030	44,777	11,549	35,519	2,863	3,132	9,375	185,013
Area harvested in previous periods	Hectares	—	—	—	—	34,213	—	—	—	34,213
Area harvested in current period	Hectares	54,768	23,030	44,777	11,549	1,306	2,863	3,132	9,375	150,800
Changes in Fair Value 12M18 from harvested area 2017/18 (i)	$ thousands	11,498	2,804	10,913	1,916	672	215	(61)	1,088	29,044
2018/19 Harvest Year
Total Planted Area	Hectares	47,243	20,638	37,638	3,415	40,611	3,930	5,158	8,983	167,616
Area planted in initial growth stages	Hectares	43,375	20,638	26,923	3,415	—	(1)	5,158	603	100,111
Area planted with significant biological growth	Hectares	3,868	—	10,715	—	3,152	3,931	—	8,380	30,046
Area harvested in current period	Hectares	—	—	—	—	37,459	—	—	—	37,459
Changes in Fair Value 12M18 from planted area 2018/19 (ii)	$ thousands	94	—	96	—	303	52	—	(2,761)	(2,216)
Changes in Fair Value 12M18 from harvested area 2018/19 (i)	$ thousands	—	—	—	—	9,594	—	—	—	9,594
Total Changes in Fair Value in 12M18	$ thousands	11,592	2,804	11,009	1,916	10,569	267	(61)	(1,673)	36,422

Rice Segment

Rice - Highlights
	metric	4Q18	4Q17	Chg %	12M18	12M17	Chg %
Gross Sales	$ thousands	12,531	26,981	(53.6)%	100,013	86,478	15.7%
Sales of white rice	thousand tons	21.0	44.7	(53.1)%	182.1	140.5	29.6%
	$ per ton	469.5	501.6	(6.4)%	447.3	493.8	(9.4)%
	$ thousands	9,847	22,410	(56.1)%	81,442	69,369	17.4%
Sales of By-products	$ thousands	2,685	4,571	(41.3)%	18,572	17,109	8.5%
Adjusted EBITDA	$ thousands	(2,384)	5,272	n.a	18,827	12,179	54.6%
Adjusted EBIT	$ thousands	(5,540)	4,218	n.a	12,981	8,328	55.9%
Area under production	hectares	40,279	39,728	1.4%	40,279	39,728	1.4%

Rice Mills
Total Processed Rough Rice(1)	thousand tons	36.4	29.0	25.3%	168.5	137.6	22.5%
Ending stock - White Rice	thousand tons	30.8	16.9	81.8%	30.8	16.9	81.8%
(1) Expressed in white rice equivalent.

Adjusted EBITDA corresponding to Adecoagro’s 2018 rice segment is primarily explained by the harvest of the 2017/18 crop season during 1Q18 and 2Q18, and the biological growth of the 2018/19 season at year-end. The rice crop is planted during the end of the third quarter, grows mainly throughout the fourth quarter, and is mostly harvested during the first quarter of the following year. Harvested rough rice is processed throughout the year and transformed into white rice, which is sold in the local and export markets year round. The majority of the segment’s margins are generated in the first quarter as the crop is harvested, while only a small portion of the margin is generated as the rice is processed and sold during the fourth quarter.
Rice sales during 2018 reached $100 million, 15.7% higher year-over-year. This was attributable to the 29.6% increase in selling volumes. Rough rice was available and enhanced efficiencies at the industry level, allowed us to increase processing operations from 137.6 thousand tons to 168.5 thousand ton, 22.5% increase year-over-year. Total sales were partially offset by a slight reduction in average selling prices.
Adjusted EBITDA totaled $18.8 million in 2018, marking a 54.6% increase compared to the same period of last year. Higher operational efficiencies at the farm and industry level, coupled with the cost dilution effect as a result of the depreciation of the Argentine peso, explain the increase in margins.
On a quarterly basis, Adjusted EBITDA resulted in a loss of $2.4 million, $7.7 million lower compared to the same period of last year. As previously explained, lower sales as a result of the commercial decision to differ white rice sales to 1Q19, explain the decrease.

Dairy Segment

Dairy - Highlights
	metric	4Q18	4Q17	Chg %	12M18	12M17	Chg %
Gross Sales	$ thousands (1)	9,017	9,270	(2.7%)	33,201	37,523	(11.5%)
	million liters (2)	27.9	24.7	13.1%	97.7	97.8	(0.1%)
	$ per liter (3)	0.29	0.34	(15.1%)	0.30	0.35	(14.4%)
Adjusted EBITDA	$ thousands	1,049	2,801	(62.5)%	7,189	12,243	(41.3)%
Adjusted EBIT	$ thousands	(360)	4,327	n.a	4,936	11,206	(56.0)%
Milking Cows	Average Heads	8,035	7,166	12.1%	7,581	6,967	8.8%
Cow Productivity	Liter/Cow/Day	37.7	38.1	(1.0%)	36.6	36.6	(0.0%)
Total Milk Produced	million liters	27.9	25.1	11.0%	101.3	93.2	8.8%
(1) includes sales of powdered milk, cream, electricity and culled cows
(2) Includes sales of fluid milk to third parties and powder milk sales expressed in milk equivalent
(3) Sales price includes the sale of fluid milk and whole milk powder and excludes cattle and whey sales

Our Dairy business continues to deliver strong operational results. During the fourth quarter of 2018, we continued populating our third free stall. This explains the 8.8% increase in our dairy cow herd, year-over-year. Milk productivity reached 36.6 liters per cow per day in line with 2017. Maintaining high productivity levels as the cow herd continues to increase evidence the efficiencies of our operating teams.
Despite higher production volumes, Adjusted EBITDA reached $7.2 million, 41.3% lower year-over-year. This decrease is primarily explained by lower gross sales as a result of the 14.4% reduction in average selling prices, measured in U.S. dollar after the sharp depreciation of the Argentine peso. This negative effect was partially offset by: (i) the reduction in unitary production cost as a result of enhanced operational efficiencies; and (ii) the $1.8 million derived from electricity sales.

All Other Segments

All Other Segments - Highlights
	metric	4Q18	4Q17	Chg %	12M18	12M17	Chg %
Gross Sales	$ thousands	771	523	47.4%	1,919	1,336	43.6%
Adjusted EBITDA	$ thousands	(314)	552	n.a	(460)	556	n.a
Adjusted EBIT	$ thousands	(409)	482	n.a	(631)	397	n.a
All Other Segments primarily encompasses our cattle business. Our cattle segment consists of pasture land that is not suitable for crop production due to soil quality and is leased to third parties for cattle grazing activities.
Adjusted EBITDA for All Other Segment during 4Q18 and 12M18 was a loss of $0.4 million and $0.6 million, respectively.

Land transformation business

Land transformation - Highlights
	metric	4Q18	4Q17	Chg %	12M18	12M17	Chg %
Adjusted EBITDA	$ thousands	—	—	n.a	36,227	—	n.a
Adjusted EBIT	$ thousands	—	—	n.a	36,227	—	n.a
Land sold	Hectares	—	—	n.a	9.3	—	n.a
Adjusted EBITDA for our Land Transformation business during 12M18 totaled $36.2 million, compared to no sales result during 12M17.
During June 2018, we completed the sale of Rio de Janeiro and Conquista farms, located in western Bahia and Tocantins, respectively. The aggregate selling price reached $53.0 million for a total of 9,300 croppable hectares. The selling price represents a 37% premium to the latest Cushman and Wakefield´s independent appraisal, as of September 30, 2017.
Over the last 12 years, we have been able to generate gains of over $200 million by strategically selling at least one of our fully mature farms per year. Monetizing a portion our land transformation gains allows us to redeploy the capital into higher yielding activities, enabling us to continue growing and enhancing shareholder value.

Operational Performance

Sugar, Ethanol & Energy - Selected Information
	metric	4Q18	4Q17	Chg %	2018	2017	Chg %
Milling
Sugarcane Milled	tons	2,747,229	2,201,322	24.8%	11,359,204	10,241,803	10.9%
Own Cane	tons	2,644,642	1,968,749	34.3%	10,748,091	9,068,844	18.5%
Third Party Cane	tons	102,587	232,573	(55.9)%	611,112	1,172,959	(47.9)%
Production
TRS Equivalent Produced	tons	354,731	282,012	25.8%	1,506,048	1,332,744	13.0%
Sugar	tons	61,663	96,939	(36.4)%	344,137	567,068	(39.3)%
Ethanol	M3	170,884	106,237	60.9%	675,001	434,015	55.5%
Hydrous Ethanol	M3	118,147	70,424	67.8%	470,448	262,530	79.2%
Anhydrous Ethanol	M3	52,738	35,813	47.3%	204,553	171,485	19.3%
Sugar mix in production	%	20%	38%	(47.8)%	26%	47%	(44.9)%
Ethanol mix in production	%	80%	62%	29.4%	74%	53%	40.5%
Energy Exported (sold to grid)	MWh	151,329	168,843	(10.4)%	705,539	712,425	(1.0)%
Cogen efficiency (KWh sold per ton crushed)	KWh/ton	55	77	(28.2)%	62	70	(10.7)%
Agricultural Metrics
Harvested own sugarcane	tons	2,644,642	1,968,749	34.3%	10,748,091	9,068,844	18.5%
Harvested area	Hectares	30,181	22,287	35.4%	120,401	106,537	13.0%
Yield	tons/hectare	87.6	88.3	(0.8)%	89.3	85.1	4.9%
TRS content	kg/ton	124	126	(1.6)%	128	127	0.5%
TRS per hectare	kg/hectare	10,860	11,127	(2.4)%	11,392	10,812	5.4%
Mechanized harvest	%	98.7%	99.0%	(0.3)%	98.7%	98.3%	0.4%
Area
Sugarcane Plantation	hectares	153,690	143,617	7.0%	153,690	143,617	7.0%
Expansion & Renewal Area	hectares	6,054	5,436	11.4%	29,653	23,318	27.2%

We milled a total of 2.7 million tons of sugarcane in 4Q18, 24.8% higher compared to 4Q17. Dry weather during November and December resulted in a 24.5% increase in total effective days. Production mix during the quarter continued to favor ethanol. As a matter of fact, as much as 80% of total TRS production was diverted to ethanol, allowing us to profit from higher relative prices (24.8% and 17.9% for anhydrous and hydrous ethanol, respectively). As a result, ethanol production increased by 60.9% year-over-year to 170,884 cubic meters, while sugar production reached 61,663 tons, marking a 36.4% decrease compared to the same period of last year. Overall, production measured in TRS equivalent reached 354,731 tons, 25.8% higher than 4Q17.

On a full year basis, a total of 11.4 million tons of sugarcane were crushed. Adequate weather conditions, coupled with higher cane availability explain the 10.9% increase year-over-year. At the same time, efficiency enhancements at the agricultural and industrial level contributed to higher crushing volume. These were reflected in the 2.8% increase in milling per hour, year-over-year. Total production, measured in TRS equivalent, reached 1.5 million tons, marking a 13.0% increase compared to 2017. It´s worth highlighting the positive contribution to cost dilution, considering that most of the cost of production are fixed. Regarding production mix throughout the year, 73.8% of total TRS produced was slanted towards ethanol production, an all-time record. The high degree of flexibility allow us to make a better use of our fixed assets and constitute one of our main competitive advantages.
Sugarcane yields in 2018 reached 89.3 tons/ha, 4.9% higher than the previous year, while TRS content per ton of sugarcane reached 128 kg/ton. The combination of these two effects resulted in TRS production of 11.4 tons per hectare, 5.4% higher year-over-year. Higher yields were mainly explained by: (i) the enhancements in agricultural efficiencies; and (ii) above average rainfalls, which favored cane development.
Exported energy during 2018 totaled 705,539 MWh, 1.0% lower compared to 2017. This slight reduction was explained by our commercial strategy to maximize energy exports during 3Q18 to profit from higher prices. As a result, we entered 4Q18 with no excess bagasse, compared to the same period of last year when we burnt not only the bagasse produced during the period but also what we retained in inventory. Abundant rainfalls during October resulted in a further reduction of energy exports during 4Q18.
As of December 31, 2018, our sugarcane plantation consisted of 153,690 hectares, 7.0% higher compared to 2017. Sugarcane planting continues to be a key strategy to supply our mills with quality raw material at low cost. During 2018, we planted a total of 29,653 hectares of sugarcane. Of this total area, 10,073 hectares correspond to expansion areas planted to supply our growing crushing capacity and 19,579 hectares correspond to areas planted to renew old plantations with newer and high-yielding sugarcane, thus allowing us to maintain the productivity of our plantation.

Financial Performance

Sugar, Ethanol & Energy - Highlights
$ thousands	4Q18	4Q17	Chg %	12M18	12M17	Chg %
Net Sales (1)	142,029	172,082	(17.5)%	470,525	576,232	(18.3)%
Margin on Manufacturing and Agricultural Act. Before Opex	37,562	71,055	(47.1)%	141,469	172,903	(18.2)%
Adjusted EBITDA	45,434	81,334	(44.1)%	238,284	247,301	(3.6)%
Adjusted EBITDA Margin	32.0%	47.3%	(32.3)%	50.6%	42.9%	18.0%
Adjusted EBITDA Margin (net of third party commercialization)	31.5%	51.2%	(38.5)%	67.9%	48.0%	41.4%
(1) Net Sales are calculated as Gross Sales net of sales taxes.

Net sales in 4Q18 reached $142 million, $30 million or 17.5% lower than 4Q17. This decrease was primarily driven by the combination of lower sugar and energy selling volumes, coupled with lower sugar and ethanol prices, measured in USD. Ethanol prices in BRL increased by 7.9% during the fourth quarter .
Adjusted EBITDA during 4Q18 was $45.4 million, 44.1% lower compared to 4Q17. Lower cost of production driven by higher crushing volumes and enhanced efficiencies were offset by lower sales and the non-cash loss resulted from the fair value of the unharvested sugarcane.
On a cumulative basis, Adjusted EBITDA in 2018 decreased 3.6% reaching $238 million. Adjusted EBITDA was positively affected by: (i) a 21.7% reduction in total costs, on a per unit basis, a result of enhanced agricultural and industrial efficiencies, coupled with the depreciation of the Brazilian Real; (ii) $12.9 million higher gain derived from the mark-to-market of our commodity hedge position. These positive effects were offset by lower sales coupled with the result derived from the mark-to-market of our unharvested sugarcane.
The table below reflects the breakdown of net sales for the Sugar, Ethanol & Energy business.

Sugar, Ethanol & Energy - Net Sales Breakdown (1)
	$ thousands				Units			($/unit)
	4Q18	4Q17	Chg %	4Q18	4Q17	Chg %	4Q18	4Q17	Chg %
Sugar (tons)(2)	32,798	72,611	(54.8)%	130,018	215,913	(39.8)%	252	336	(25.0)%
Ethanol (cubic meters)	97,678	85,353	14.4%	220,063	171,495	28.3%	444	498	(10.8)%
Energy (Mwh)(3)	11,552	14,118	(18.2)%	190,894	213,805	(10.7)%	61	66	(8.4)%
TOTAL	142,029	172,082	(17.5)%
	$ thousands				Units			($/unit)
	12M18	12M17	Chg %	12M18	12M17	Chg %	12M18	12M17	Chg %
Sugar (tons)(2)	127,875	304,761	(58.0)%	451,509	822,567	(45.1)%	283	370	(23.6)%
Ethanol (cubic meters)	291,746	216,976	34.5%	644,203	439,694	46.5%	453	493	(8.2)%
Energy (Mwh)(3)	50,904	54,495	(6.6)%	772,681	860,814	(10.2)%	66	63	4.1%
TOTAL	470,525	576,232	(18.3)%
(1) Net Sales are calculated as Gross Sales net of ICMS, PIS COFINS, INSS and IPI taxes.
(2) Includes commercialization of third party sugar: 25.2k tons ($5.8m) in 4Q18, 107.3k tons ($38.3m) in12M18; 67.3 k tons in 4Q17 ($23.7m) and 217k tons ($84.3m).
(3) Includes commercialization of energy from third parties.
Net sales during 4Q18 reached $142.0 million, 17.5% lower than 4Q17. As previously noted, this was mainly explained by lower prices in U.S. dollars coupled with lower sugar selling volumes, partially offset by higher ethanol selling volumes.
Ethanol sales volumes grew by 28.3% compared to 4Q17, mainly as a result of a 24.8% increase in the volume of sugarcane crushed coupled with a higher ethanol mix, resulting in a 60.9% increase in ethanol production. Higher selling volumes, however, were partially offset by an 10.8% reduction in average selling prices, measured in US dollar.

As of December 31, 2018 our ethanol inventory was 100.6 thousand cubic meters, 45.4% higher year-over-year. Our carry strategy, though, was in line with the one we pursued last year. Ethanol stocks were held until February 2019 allowing us to capture higher prices.
Sugar sales volumes in 4Q18 fell by 39.8% year-over-year, mainly as a result of a significantly lower sugar mix which resulted in a 36.4% reduction in sugar production. Our average realized selling price during 4Q18 was $252 per ton, or 11.4 cents per pound, 25.0% lower than 4Q17, resulting in a 54.8% decrease in net sales.
In the case of energy, selling volumes reached 190,894 MWh, a 10.7% decrease. As previously explained, this was related to our commercial strategy to export as much as possible during 3Q18 to capture higher energy prices. Average selling prices, measured in USD reached USD/MWh 61, marking a 8.4% decrease compared to the same period of last year. It´s worth highlighting that energy prices in local currency increased by 4.0%, due to strengthening BRL.
Full year dynamics were in line with those registered during the fourth quarter. Sugar net sales marked a 58.0% decrease compared to 2017 as a result of lower selling volumes and realized prices. Lower ethanol selling prices in USD were more than offset by the 46.5% increase in selling volumes while, as for energy, better prices were not enough to offset the reduction in selling volumes, resulting in a 6.6% decrease in net sales.
As shown in the table below, total production costs excluding depreciation and amortization reached 6.5 cents per pound, 21.7% lower year-over-year. This was mainly explained by: (i) higher crushing activities, allowing us to dilute fixed costs, (ii) enhanced agricultural efficiencies that contributed to reduce harvest costs, (iii) lower sugar prices which resulted in a reduction in Consecana price and thus, in our agricultural partnership costs; and (iv) a 48% reduction in the share of third party cane. Unit costs, measured in U.S. dollars, were further reduced by the year-over-year depreciation of the Brazilian Real.

Sugar, Ethanol & Energy - Production Costs
	Total Cost (´000)			Total Cost per Pound (cts/lbs)
	4Q18	4Q17	Chg %	4Q18	4Q17	Chg %
Industrial costs	20,733	27,043	(23.3%)	2.9	4.6	(37.5)%
Industrial costs	18,621	19,177	(2.9%)	2.6	3.3	(20.9)%
Cane from 3rd parties	2,112	7,866	(73.2%)	0.3	1.3	(78.1)%
Agricultural costs	65,287	66,441	(1.7%)	9.1	11.4	(19.9)%
Harvest costs	24,924	27,499	(9.4%)	3.5	4.7	(26.2)%
Cane depreciation	15,114	11,808	28%	2.1	2.0	4.3%
Agricultural Partnership Costs	8,922	8,809	1.3%	1.2	1.5	(17.5)%
Maintenance costs	16,327	18,326	(10.9)%	2.3	3.1	(27.4)%
Production Costs	86,020	93,484	(8.0%)	12	16.0	(25)%
Depreciation & Amortization	(36,847)	(39,726)	(7.2%)	(5.1)	(6.8)	(24.4)%
Production Costs (Net of D&A)	49,173	53,758	(8.5%)	6.8	9.2	(25.5)%

Sugar, Ethanol & Energy - Production Costs
	Total Cost (´000)			Total Cost per Pound (cts/lbs)
	12M18	12M17	Chg %	12M18	12M17	Chg %
Industrial costs	85,453	105,390	(18.9%)	2.8	3.8	(27.2)%
Industrial	72,299	71,230	1.5%	2.4	2.6	(8.9)%
Cane from 3rd parties	13,154	34,161	(61.5%)	0.4	1.2	(65.4)%
Agricultural costs	255,686	265,891	(3.8)%	8.4	9.7	(13.7)%
Harvest costs	102,275	111,019	(7.9)%	3.3	4.0	(17.3)%
Cane depreciation	60,206	53,920	11.7%	2	2.0	0.2%
Agricultural Partnership Costs	34,666	41,082	(15.6%)	1.1	1.5	(24.3)%
Maintenance costs	58,540	59,871	(2.2%)	1.9	2.2	(12.3)%
Production Costs	341,139	371,282	(8.1%)	11.2	13.5	(17.5)%
Depreciation & Amortization	(143,202)	(144,449)	(0.9%)	(4.7)	(5.3)	(11)%
Production Costs (Net of D&A)	197,938	226,833	(12.7%)	6.5	8.3	(21.7)%

Sugar, Ethanol & Energy - Total Cost of Production
$ thousands	Total Cost (´000)			Total Cost per Pound (cts/lbs)
	12M18	12M17	Chg %	12M18	12M17	Chg %
Total Production Costs (excl. D&A)	197,938	226,249	(12.5)%	6.5	7.9	(21.7)%
Maintenance Capex	117,269	122,628	(4.4%)	3.8	4.5	(14.2)%
SG&A	54,161	66,083	(18.0%)	1.8	2.4	(26.5)%
Cogeneration	(50,734)	(54,495)	(6.9%)	(1.7)	(2.0)	(16.5)%
Tax Recovery	(32,380)	(28,478)	13.7%	(1.1)	(1.0)	2.0%
Total Cost	286,253	331,986	(13.8%)	9.4	12.1	(22.8)%
Total cost of production depicts, on a cash basis, how much it costs us to produce one pound of sugar and ethanol (in sugar equivalent). Maintenance capex is included in the calculation since it´s a recurring investment, necessary to maintain the productivity of the sugarcane plantation. As we are calculating sugar and ethanol cost, energy is deemed a by-product and thus deducted from total costs. As for the tax recovery line, it includes the ICMS tax incentive that the state of Mato Grosso do Sul granted us until 2032. (Please visit our Investor Education section at ir.adecoagro.com for more information)
As shown in the table above, on a year-to-date basis, total cash cost on a per unit basis reached 9.4 cents per pound, 22.8% lower compared to 12M17. This decrease was explained by: (i) a 21.7% reduction in total production cost, as previously mentioned, (ii) 11% higher crushing volumes compared to 12M17, that helped to dilute fixed cost for every extra ton crushed and (iii) a 17% devaluation of the Brazilian Real that contributed to dilute costs in U.S. dollars, since most of our cost structure is denominated in local currency.
All of our efforts are devoted to further enhance efficiencies to continue reducing total cash cost. It´s worth mentioning that, as we ramp up operations in our cluster, cash cost will continue its downward trend as more fixed costs will be diluted.

Sugar, Ethanol & Energy - Changes in Fair Value
$ thousands	4Q18	4Q17	Chg %	12M18	12M17	Chg %
Sugarcane Valuation Model current period	47,475	93,177	(49.0%)	47,475	93,177	(49)%
Sugarcane Valuation Model previous period	54,575	68,865	(20.8%)	93,177	82,380	13.1%
Total Changes in Fair Value	(7,100)	24,312	n.a	(45,702)	10,797	n.a

Total Changes in Fair Value of Unharvested Biological Assets (what is currently growing on the fields and will be harvested during the next 12 months) represented an $45.7 million loss. This is fully attributable to a decrease in Consecana price as a result of projected sugar price dynamics, coupled with a reduction in expected yields as a result of below average rainfalls during the last quarter of 2018.

Corporate Expenses

Corporate Expenses
$ thousands	4Q18	4Q17	Chg %	12M18	12M17	Chg %
Corporate Expenses	(5,285)	(5,335)	(0.9)%	(19,971)	(21,664)	(7.8)%
Adecoagro’s corporate expenses include items that have not been allocated to a specific business segment, such as executive officers and headquarter staff, certain professional fees, travel expenses, and office lease expenses, among others. As shown in the table above, corporate expenses for 2018 were 20.0 million, 7.8% lower compared to 2017, mainly as a result of the depreciation of the Brazilian Real and the Argentine peso.

Other Operating Income

Other Operating Income
$ thousands	4Q18	4Q17	Chg %	12M18	12M17	Chg %
Gain from the sale of subsidiaries	—	—	n.a.	36,227	—	n.a.
Gain / (Loss) from commodity derivative financial instruments	2,712	9	n.m.	54,694	40,842	33.9%
(Loss) from forward contracts	—	—	n.a.	(180)	—	n.a.
Gain from disposal of other property items	122	(457)	(126.7)%	(95)	(986)	(90.4)%
Net Gain from FV Adjustment in Investment Property	(5,048)	668	n.a.	13,409	4,302	n.a.
(Loss) from disposal of biological assets	—	—	n.a.	—	—	n.a.
Losses related to energy business	—	—	n.a.	—	(3,247)	n.a.
Other	(1,028)	509	n.a.	177	2,852	n.a.
Total	(3,242)	729	n.a.	104,232	43,763	138.2%
Other Operating Income on a year-to-date basis reported a gain of $104.2 million, 138.2%or $60.5 million higher than 2017. This increase is mainly attributable to the proceeds from the sale of Rio de Janeiro and Conquista farms coupled with a higher gain derived from the mark-to-market of our sugar hedge position.

Commodity Hedging
Adecoagro’s financial performance is affected by the volatile price environment inherent to agricultural commodities. The company uses forward and derivative markets to mitigate swings in commodity prices by locking-in margins and stabilizing cash flows.
The table below shows the average selling price of our hedged production volumes, including volumes that have already been invoiced and delivered, forward contracts with fixed-price and volumes hedged through derivative instruments.

Commodity Hedge Position - as of December 31, 2018
	Consolidated Hedge Position
Farming		Avg. FAS Price	CBOT FOB	Results Booked in FY2018
	Volume (1)	USD/Ton	USD/Bu	$ thousands
2017/2018 Harvest season
Soybeans	151,126	276.7	988.1	(3,227)
Corn	157,724	162.1	458.4	(2,367)
2018/2019 Harvest season
Soybeans	57,835	289.0	1,101.8	6,953
Corn	642	142.0	402.7	111

	Consolidated Hedge Position
Sugar, Ethanol & Energy		Avg. FOB Price	ICE FOB	Results Booked in FY2018
	Volume (1)	USD/Unit	Cents/Lb	$ thousands
2018/2019 Harvest season
Sugar (tons)	310,540	401.7	18.2	37,588
Ethanol (m3)	556,640	452.2	n.a	244
2019/2020 Harvest season
Sugar (tons)	216,282	323.7	14.7	10,332
Ethanol (m3)	-	-	-	-

Financial Results

Financial Results
$ thousands	4Q18	4Q17	Chg %	12M18	12M17	Chg %
Interest Expenses, net	(13,119)	(9,571)	37.1%	(43,662)	(41,078)	6.3%
Cash Flow Hedge - Transfer from Equity	(18,847)	(10,069)	87.2%	(26,693)	(20,758)	28.6%
FX (Losses), net	5,009	(20,198)	n.a.	(183,195)	(38,708)	373.3%
Gain/loss from derivative financial Instruments	2,812	(111)	n.a.	(3,024)	(2,163)	39.8%
Taxes	(1,055)	(1,429)	(26.2%)	(3,136)	(3,705)	(15.4%)
Prepayment related expenses	—	(10,847)	n.a.	—	(10,847)	n.a.
Inflation accounting effects	43,405	—	n.a.	81,928	—	n.a.
Other Expenses, net	(1,634)	557	n.a.	(2,972)	(2,346)	26.7%
Total Financial Results	16,571	(51,668)	n.a.	(180,754)	(119,605)	51.1%

Net financial results in 2018 totaled a loss of $180,754 million compared to a loss of $119.6 million in 2017. The most relevant changes year-over-year were:

(i)
Foreign exchange losses (composed of “Cash Flow Hedge - Transfer from Equity (1) and “Fx Gain/Loss line” items) reflect the impact of foreign exchange variations on our dollar denominated monetary assets and liabilities.

The revaluation of our dollar denominated debt, measured in local currency, following the 50.5% depreciation of the Argentine Peso and the 14.6% depreciation of the Brazilian Real resulted in a loss of $183.2 million, $144.5 million higher than 2017. It´s worth highlighting that these results are non-cash in nature and do not impact the net worth of the Company, in US dollar.

(ii)
Inflation accounting effects reflect the results derived from the exposure of our net monetary position to inflation. In this line, monetary assets generate a loss when exposed to inflation while monetary liabilities generate a gain, every time inflation reduces the owed balance, in real terms. During 2018, since we had a negative net monetary position (monetary liabilities were higher than monetary assets), we registered a $81.9 million gain.

(1) Effective July 1, 2014, Adecoagro formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars and foreign currency forward contracts. Cash flow hedge accounting permits that gains and losses arising from the effect of changes in foreign currency exchange rates on derivative and non-derivative hedging instruments not be immediately recognized in profit or loss, but be reclassified from equity to profit or loss in the same periods during which the future sales occur, thus allowing for a more appropriate presentation of the results for the period reflecting Adecoagro's Risk Management Policy.

Indebtedness

Net Debt Breakdown
$ thousands	4Q18	3Q18	Chg %	4Q17	Chg %
Farming	163,587	179,813	(9)%	136,135	20.2%
Short term Debt	81,088	94,446	(14.1)%	90,058	(10)%
Long term Debt	82,499	85,367	(3.4)%	46,077	79%
Sugar, Ethanol & Energy	698,530	635,319	9.9%	681,822	2.5%
Short term Debt	62,542	71,633	(12.7)%	64,840	(3.5)%
Long term Debt	635,988	563,686	12.8%	616,982	3.1%
Total Short term Debt	143,630	166,079	(13.5)%	154,898	(7.3)%
Total Long term Debt	718,487	649,053	10.7%	663,059	8.4%
Gross Debt	862,116	815,132	5.8%	817,958	5.4%
Cash & Equivalents	273,635	180,829	51.3%	269,195	1.6%
Net Debt	588,482	634,303	(7.2)%	548,196	7.3%
EOP Net Debt / Adj. EBITDA LTM	1.87x	1.73x	8.4%	1.98x	(5.8)%

Adecoagro´s net debt as of 2018 year-end was $588.5 million, marking a 7.3% increase compared to December 31, 2017. The increase in net debt was mainly driven by the $98.0 million deployed in expansion capex, which was financed with debt and cash from operations after share repurchases. On a consolidated basis, gross debt reached $862.1 million, $44.3 million or 5.4% higher year-over-year.
Our net debt ratio (Net Debt / EBITDA) reached 1.87x. As we always highlight, we consider our balance sheet to be in a solid position, considering not only the conservative debt levels but also its long term structure. Cash and equivalents as of December 31, 2018, stood at $273.6 million, 7.3% higher compared to the same period of last year.

Capital Expenditures & Investments

	-199.565	-133.108
$ thousands	4Q18	4Q17	Chg %	12M18	12M17	Chg %
Farming & Land Transformation	9,433	15,503	(39.2)%	43,132	27,437	57.2%
Expansion	7,819	13,344	(41.4)%	38,675	21,197	82.5%
Maintenance	1,614	2,159	(25.2)%	4,457	6,241	(28.6)%
Sugar, Ethanol & Energy	45,120	41,006	10.0%	176,605	172,235	2.5%
Maintenance	18,553	23,404	(20.7)%	117,269	122,628	(4.4)%
Planting	11,693	11,141	4.9%	57,351	51,142	12.1%
Industrial & Agricultural Machinery	6,860	12,262	(44.1)%	59,918	71,485	(16.2)%
Expansion	26,568	17,602	50.9%	59,336	49,607	19.6%
Planting	16,214	11,265	43.9%	38,764	32,871	17.9%
Industrial & Agricultural Machinery	10,354	6,337	63.4%	20,572	16,736	22.9%
Total	54,553	56,509	(3.5)%	219,737	199,673	10.0%
Adecoagro’s capital expenditures during during 12M18 totaled $219.7 million, 10.0% higher compared to the same period of last year.
The Sugar, Ethanol and Energy business accounted for 83.3% or $176.6 million of total capex. Expansion capex reached $59.3 million, mainly as a result of the investments related to the increase in nominal crushing capacity and to new sugarcane hectares planted to supply the growing industrial capacity. Maintenance capex, in turn, reached $117.3 million , 4.4% lower than the previous year.
Farming & Land Transformation businesses accounted for 16.7% or $43.1 million of total capex in 12M18. The increase is mainly driven by the expansion capex in the Dairy and Rice businesses. We completed the construction of our third free stall on the second quarter, where we started operations during the last two quarters. In our Rice business, the main projects that account for the increase are the construction of the parboil plant and a new packaging machine for branded white rice, we expect to enhance industrial efficiencies and capture higher margins with these investments.

Inventories

End of Period Inventories
		Volume			thousand $
Product	Metric	4Q18	4Q17	% Chg	4Q18	4Q17	% Chg
Soybean	tons	22,790	29,733	(23.4)%	5,085	8,769	(42)%
Corn (1)	tons	53,784	27,386	96.4%	6,581	3,345	96.7%
Wheat (2)	tons	65,605	50,963	28.7%	11,700	7,120	64.3%
Sunflower	tons	30	—	n.a	7	—	n.a
Cotton	tons	49	232	(78.9)%	55	12	n.a
Rice	tons	30,832	16,926	82.2%	9,369	8,350	12.2%
Peanut	tons	6,086	—	n.a	4,835	—	n.a
Sugar	tons	13,868	14,199	(2.3)%	3,910	4,282	(8.7)%
Ethanol	m3	100,571	69,148	45.4%	36,026	27,984	28.7%
Others	tons	4,466	2,972		2,188	2,025
Total		298,082	211,560	40.9%	79,757	61,888	28.9%
(1) Includes sorghum.
(2) Includes barley.
(3) Expressed in white rice equivalent

Variations in inventory levels between 4Q18 and 4Q17 are attributable to changes in (i) production volumes resulting from changes in planted area, (ii) production mix between different crops and in yields obtained, (ii) different percentage of area harvested during the period, and (iii) commercial strategy or selling pace for each product.

Forward-looking Statements
This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.
The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy, including the expansion of our sugarcane cluster in Mato Grosso do Sul and other current projects; (v) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of our financing strategy and capital expenditure plan; (vii) the maintenance of our relationships with customers; (viii) the competitive nature of the industries in which we operate; (ix) the cost and availability of financing; (x) future demand for the commodities we produce; (xi) international prices for commodities; (xii) the condition of our land holdings; (xiii) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Reais, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.
The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Reconciliation of Non-IFRS measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures in this press release:

•	Adjusted EBITDA

•	Adjusted EBIT

•	Adjusted EBITDA margin

•	Net Debt

•	Net Debt to Adjusted EBITDA

•	Adjusted Net Income

•	Adjusted Free Cash Flow

•	Adjusted Free Cash Flow from Operations

In this section, we provide an explanation and a reconciliation of each of our non-IFRS financial measures to their most directly comparable IFRS measures. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS.
We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management for financial and operational decision making and as a means to evaluate period-to-period.
There are limitations associated with the use of non-IFRS financial measures as an analytical tool. In particular, many of the adjustments to our IFRS financial measures reflect the exclusion of items, such as depreciation and amortization, changes in fair value and the related income tax effects of the aforementioned exclusions and exchange differences generated by the net liability monetary position in USD in the countries where the functional currency is the local currency, that are recurring and will be reflected in our financial results for the foreseeable future. In addition, these measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes.

Adjusted EBITDA, Adjusted EBIT & Adjusted EBITDA margin
We define Adjusted EBITDA for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, before depreciation and amortization, excluding the revaluation result of the hectares hold as investment property, and adjusted by profit or loss from discontinued operations and by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland which are reflected in our Shareholders Equity under the line item “Reserve from the sale of minority interests in subsidiaries.” Revaluation results from the farmland held as Property, Plant & Equipment
We define “Adjusted Consolidated EBITDA” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, depreciation and amortization, net gain from fair value adjustments of investment property land, foreign exchange gains or losses, other net financial expenses; and (ii) adjusted by profit or loss from discontinued operations if any; and (iii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, i.e., (x) the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland , reflected under the line item: "Reserve from the sale of non-controlling interests in subsidiaries; and (y) the net increase in value of sold farmland, which has been recognized in either Revaluation surplus or retained earnings.
We believe that Adjusted EBITDA and Adjusted EBIT are for the Company and each operating segment, respectively important measures of operating performance because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), foreign exchange gains or losses and other financial expenses. In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted EBITDA and Adjusted EBIT differently, and therefore Adjusted EBITDA and Adjusted EBIT may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA and Adjusted EBIT are not measure of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, profit from operations before financing and taxation and other measures determined in accordance with IFRS.
We define Adjusted EBITDA margin as Adjusted EBITDA to net sales. We consider that the presentation of adjusted EBITDA margin provides useful information on how successfully we operate our Company and enhances the ability of investors to compare profitability between segments, periods and with other public companies.
Reconciliation of both Adjusted EBITDA and Adjusted EBIT starts on page 33.

Net Debt & Net Debt to Adjusted EBITDA
Net debt is defined as the sum of long- and short-term debt less cash and cash equivalents. This measure is widely used by management and investment analysts and we believe it shows the financial strength of the Company
Management is consistently tracking our leverage position and our ability to repay and service our debt obligations over time. We have therefore set a leverage ratio target that is measured by net debt divided by Adjusted EBITDA.

We believe that this metric provides useful information to investors because management uses it to manage our debt-equity ratio in order to promote access to debt financing instruments in the capital markets and our ability to meet scheduled debt service obligations.

Reconciliation - Net Debt
$ thousands	4Q18	3Q18	Chg %	4M17	Chg %
Total Borrowings	862,116	815,132	5.8%	817,958	5.4%
Cash and Cash equivalents	273,635	180,829	51.3%	269,195	1.6%
Net Debt	588,482	634,303	(7.2)%	548,196	7.3%
Adjusted Net Income
We define Adjusted Net Income as (i) Profit/ (Loss) of the period/year before net gain from fair value adjustments of investment property land; plus (ii) any non-cash finance costs resulting from foreign exchange gain/losses for such period, which are composed by both Exchange Differences and Cash Flow Hedge Transfer from Equity, included in Financial Results, net, in our statement of income; net of the related income tax effects, plus (iii) gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our Shareholders Equity under the line item. “Reserve from the sale of non-controlling interests in subsidiaries”, plus (iv) the reversal of the aforementioned income tax effect, plus (v) any inflation accounting effect; plus (vi) the net increase in value of sold farmland, which has been recognized in either Revaluation surplus or Retained earnings, net of the related income tax effect.
We believe that Adjusted Net Income is an important measure of performance for our company allowing investors to properly assess the impact of the results of our operations in our Equity. In effect, results arising from the revaluation effect of our net monetary position held in foreign currency in the countries where our functional currency is the local currency do not affect the Equity of the Company, when measured in foreign / reporting currency. Conversely, the tax effect resulting from the aforementioned revaluation effect does impact the Equity of the Company, since it reduces/increases the income tax to be paid in each country; which is why we decided to add back the income tax effect to the Adjusted Net Income considering this tax effect.
In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also include the full value and returns generated by our land transformation activities.
Other companies may calculate Adjusted Net Income differently, and therefore our Adjusted Net Income may not be comparable to similarly titled measures used by other companies. Adjusted Net Income is not a measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss). This non-IFRS measure should be considered in addition to, but not as a substitute for or superior to, the information contained in our financial statements.

Adjusted Net Income
$ thousands	4Q18	4Q17	Chg %	12M18	12M17	Chg %
Net Income/ Loss	(4,255)	5,440	n.a	(23,233)	14,975	n.a
Foreign exchange losses, net	(5,009)	20,198	n.a	183,195	38,708	373.3%
Cash flow hedge - transfer from equity	18,847	10,069	87.2%	26,693	20,758	28.6%
Inflation Accounting Effects	(31,558)	—	n.a	(81,928)	—	n.a
Revaluation Result - Investment Property	5,048	(668)	n.a	(13,409)	(4,302)	211.7%
Adjusted Net Income	(16,927)	35,039	n.a	91,318	70,139	30.2%

Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations
We believe that the measures of Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations are important measures of liquidity that enable investors to draw important comparisons year to year of the amount of cash generated by the Company’s principal business and financing activities, which includes the cash generated from our land transformation activities, after paying for recurrent items, including interest, taxes and maintenance capital expenditures.

We define Adjusted Free Cash Flow as (i) net cash generated from operating activities, net of the combine effect of the application of IAS 29 and IAS 21 from the Argentine operations , less (ii) net cash used in investing activities, net of he combine effect of the application of IAS 29 and IAS 21 from the Argentine operations, less (iii) interest paid, plus (iv) proceeds from the sale of non-controlling interest in farming subsidiaries. We define Adjusted Free Cash Flow from Operations as (i) net cash generated from operating activities, net of the combine effect of the application of IAS 29 and IAS 21 from the Argentine operations , less (ii) net cash used in investing activities, net of he combine effect of the application of IAS 29 and IAS 21 from the Argentine operations, less (iii) interest paid, plus (iv) proceeds from the sale of non-controlling interest in subsidiaries; plus (v) expansion capital expenditures ("expansion capex").

Expansion capex is defined as the required investment to expand current production capacity including organic growth, joint ventures and acquisitions. We define maintenance capital expenditures ("maintenance capex") as the necessary investments in order to maintain the current level of productivity both at an agricultural and at an industrial level. Proceeds from the sale of non-controlling interest in farming subsidiaries is a measure of the cash generated from our land transformation business that is included under cash from financing activities pursuant to IFRS.

We believe Adjusted Free Cash Flow is an important liquidity measure for the Company because it allows investors and others to evaluate and compare the amount of cash generated by the Company business and financing activities to undertake growth investments, to fund acquisitions, to reduce outstanding financial debt. and to provie a return to shareholders in the form of dividends and/or share repurchases, among other things.

We believe Adjusted Free Cash Flow from Operations is an additional important liquidity metric for the Company because it allows investors and others to evaluate and compare the total amount of cash generated by the Company´s business and financing activities after paying for recurrent items including interest, taxes and maintanance capex. We belived this metric is relevant in evaluating the overall performance of our business.

Other companies may calculate Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations differently, and therefore our formulation may not be comparable to similarly titled measures used by other companies. Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations are not measures of liquidity under IFRS, and should not be considered in isolation or as an alternative to consolidated cash flows from operating activities, net increase (decrease) in cash and cash equivalents and other measures determined in accordance with IFRS.

Reconcilliation - Adjusted Free Cash Flow
$ thousands	2018	2017
Net Increase / (decrease) in cash and cash equivalents	22,737	118,964
Interest Paid	(50,021)	(41,612)
Cash Flor from Financing Activities	20,854	70,194
IAS 29 & IAS 21 Effect for Investing Activities	(7,598)	—
IAS 29 & IAS 21 Effect for Operating Activities	(4,122)	—
Adjusted Free Cash Flow	(18,150)	147,546

Reconcilliation - Adjusted Free Cash Flow from Operations
$ thousands	2018	2017
Net Increase / (decrease) in cash and cash equivalents	22,737	118,964
Expansion Capex	98,011	71,891
Interest Paid	(50,021)	(41,612)
Cash Flor from Financing Activities	20,854	70,194
IAS 29 & IAS 21 Effect for Investing Activities	(7,598)	—
IAS 29 & IAS 21 Effect for Operating Activities	(4,122)	—
Adjusted Free Cash Flow from Operations	79,860	219,437

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 4Q18
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	49,222	12,531	9,017	771	71,541	154,629	—	—	226,514
Cost of goods sold and services rendered	(50,539)	(9,702)	(8,511)	(651)	(69,402)	(111,065)	—	—	(180,687)
Initial recog. and changes in FV of BA and agricultural produce	8,892	(4,225)	1,032	(350)	5,349	(6,002)	—	—	(838)
Gain from changes in NRV of agricultural produce after harvest	(11,880)	—	0	—	(11,880)	—	—	—	(11,880)
Margin on Manufacturing and Agricultural Act. Before Opex	(4,305)	(1,396)	1,537	(229)	(4,392)	37,562	—	—	33,170
General and administrative expenses	(1,128)	(1,627)	(1,423)	(96)	(4,274)	(5,121)	—	(5,166)	(14,561)
Selling expenses	(1,422)	(2,545)	(566)	(74)	(4,607)	(21,986)	—	(51)	(26,644)
Other operating income, net	3,904	28	92	(9,088)	(5,064)	(1,868)	—	(68)	(7,000)
Profit from Operations Before Financing and Taxation	(2,951)	(5,540)	(360)	(9,487)	(18,337)	8,587	—	(5,285)	(15,035)
Net gain from Fair value adjustment of Investment property	—	—	—	9,078	9,078	—	—	—	9,078
Adjusted EBIT	(2,951)	(5,540)	(360)	(409)	(9,259)	8,587	—	(5,285)	(5,957)
(-) Depreciation and Amortization	595	3,156	1,409	95	5,255	36,847	—	—	42,102
Adjusted EBITDA	(2,356)	(2,384)	1,049	(314)	(4,004)	45,434	—	(5,285)	36,145
Reconciliation to Profit/(Loss)
Adjusted EBITDA									36,145
(+) Depreciation									(42,102)
(+) Financial result, net									4,724
(+) Revaluation Result - Investment Property									9,078
(+) Income Tax (Charge)/Benefit									(2,127)
(+) Translation Effect (IAS 21)									(9,973)
Profit/(Loss) for the Period									(4,255)

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 4Q17
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	53,125	26,981	9,270	523	89,899	185,670	—	—	275,569
Cost of goods sold and services rendered	(52,947)	(20,954)	(9,058)	(529)	(83,488)	(141,040)	—	—	(224,528)
Initial recog. and changes in FV of BA and agricultural produce	3,707	4,008	4,343	511	12,569	26,425	—	—	38,994
Gain from changes in NRV of agricultural produce after harvest	816	—	—	—	816	—	—	—	816
Margin on Manufacturing and Agricultural Act. Before Opex	4,701	10,035	4,555	505	19,796	71,055	—	—	90,851
General and administrative expenses	(813)	(1,315)	(316)	(44)	(2,488)	(4,956)	—	(5,372)	(12,816)
Selling expenses	(2,251)	(4,603)	(44)	(117)	(7,015)	(23,674)	—	48	(30,641)
Other operating income, net	518	101	132	806	1,557	(817)	—	(11)	729
Profit from Operations Before Financing and Taxation	2,155	4,218	4,327	1,150	11,850	41,608	—	(5,335)	48,123
Net gain from Fair value adjustment of Investment property	—	—	—	(668)	(668)	—	—	—	(668)
Adjusted EBIT	2,155	4,218	4,327	482	11,182	41,608	—	(5,335)	47,455
(-) Depreciation and Amortization	471	1,054	300	70	1,895	39,726	—	—	41,621
Adjusted EBITDA	2,626	5,272	4,627	552	13,077	81,334	—	(5,335)	89,076
Reconciliation to Profit/(Loss)
Adjusted EBITDA									89,076
(+) Depreciation									(41,621)
(+) Financial result, net									(51,668)
(+) Revaluation Result - Investment Property									668
(+) Income Tax (Charge)/Benefit									8,985
(+) Translation Effect (IAS 21)									—
Profit/(Loss) for the Period									5,440

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 12M18
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	164,538	100,013	33,201	1,919	299,671	510,938	—	—	810,609
Cost of goods sold and services rendered	(165,988)	(75,739)	(31,488)	(1,412)	(274,627)	(348,616)	—	—	(623,243)
Initial recog. and changes in FV of BA and agricultural produce	36,422	8,967	7,295	(806)	51,878	(20,853)	—	—	31,025
Gain from changes in NRV of agricultural produce after harvest	2,704	—	—	—	2,704	—	—	—	2,704
Margin on Manufacturing and Agricultural Act. Before Opex	37,676	33,241	9,008	(299)	79,626	141,469	—	—	221,095
General and administrative expenses	(4,239)	(5,070)	(2,034)	(155)	(11,498)	(25,302)	—	(19,626)	(56,426)
Selling expenses	(5,921)	(15,465)	(983)	(165)	(22,534)	(69,442)	—	(178)	(92,154)
Other operating income, net	5,422	275	(1,055)	10,668	15,310	48,357	36,227	(167)	99,727
Profit from Operations Before Financing and Taxation	32,938	12,981	4,936	10,049	60,904	95,082	36,227	(19,971)	172,242
Net gain from Fair value adjustment of Investment property	—	—	—	(10,680)	(10,680)	—	—	—	(10,680)
Adjusted EBIT	32,938	12,981	4,936	(631)	50,224	95,082	36,227	(19,971)	161,562
(-) Depreciation and Amortization	1,697	5,846	2,253	171	9,967	143,202	—	—	153,169
Adjusted EBITDA	34,635	18,827	7,189	(460)	60,191	238,284	36,227	(19,971)	314,731
Reconciliation to Profit/(Loss)
Adjusted EBITDA									314,731
(+) Depreciation									(153,169)
(+) Financial result, net									(180,754)
(+) Revaluation Result - Investment Property									10,680
(+) Income Tax (Charge)/Benefit									1,024
(+) Translation Effect (IAS 21)									(15,745)
Profit/(Loss) for the Period									(23,233)

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 12M17
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	197,222	86,478	37,523	1,336	322,559	610,619	—	—	933,178
Cost of goods sold and services rendered	(196,302)	(71,087)	(36,979)	(853)	(305,221)	(461,506)	—	—	(766,727)
Initial recog. and changes in FV of BA and agricultural produce	17,158	10,236	11,769	267	39,430	23,790	—	—	63,220
Gain from changes in NRV of agricultural produce after harvest	8,852	—	—	—	8,852	—	—	—	8,852
Margin on Manufacturing and Agricultural Act. Before Opex	26,930	25,627	12,313	750	65,620	172,903	—	—	238,523
General and administrative expenses	(2,981)	(4,699)	(1,058)	(174)	(8,912)	(26,806)	—	(21,581)	(57,299)
Selling expenses	(7,501)	(13,324)	(711)	(156)	(21,692)	(73,664)	—	(43)	(95,399)
Other operating income, net	7,719	724	662	(23)	9,082	30,419	—	(40)	39,461
Profit from Operations Before Financing and Taxation	24,167	8,328	11,206	397	44,098	102,852	—	(21,664)	125,286
Net gain from Fair value adjustment of Investment property	—	—	—	(4,302)	(4,302)	—	—	—	(4,302)
Adjusted EBIT	24,167	8,328	11,206	397	44,098	102,852	—	(21,664)	125,286
(-) Depreciation and Amortization	1,511	3,851	1,037	159	6,558	144,449	—	—	151,007
Adjusted EBITDA	25,678	12,179	12,243	556	50,656	247,301	—	(21,664)	276,293
Reconciliation to Profit/(Loss)
Adjusted EBITDA									276,293
(+) Depreciation									(151,007)
(+) Financial result, net									(119,605)
(+) Revaluation Result - Investment Property									4,302
(+) Income Tax (Charge)/Benefit									4,992
(+) Translation Effect (IAS 21)									—
Profit/(Loss) for the Period									14,975

Consolidated Statement of Income

Statement of Income
$ thousands	4Q18	4Q17	Chg %	12M18	12M17	Chg %

Sales of goods and services rendered	243,009	275,569	88.2%	793,239	933,178	(15.0)%
Cost of goods sold and services rendered	(194,516)	(224,528)	(13.4)%	(609,965)	(766,727)	(20.4)%
Initial recognition and changes in fair value of biological assets and agricultural produce	4,056	38,994	(89.6)%	16,195	63,220	(74.4)%
Changes in net realizable value of agricultural produce after harvest	(10,461)	816	(1,382.0)%	(909)	8,852	(110.3)%
Margin on manufacturing and agricultural activities before operating expenses	42,088	90,851	(53.7)%	198,560	238,523	(16.8)%
General and administrative expenses	(16,768)	(12,816)	30.8%	(56,080)	(57,299)	(2.1)%
Selling expenses	(28,883)	(30,641)	(5.7)%	(90,215)	(95,399)	(5.4)%
Other operating income, net	(3,289)	729	(551.2)%	104,232	43,763	138.2%
Profit from operations before financing and taxation	(6,852)	48,123	(114.2)%	156,497	129,588	20.8%
Finance income	2,087	3,002	(30.5)%	8,581	11,744	(26.9)%
Finance costs	(28,921)	(54,670)	(47.1)%	(271,263)	(131,349)	106.5%
Other financial results - Net gain of inflation effects on the monetary items	31,558	—	n .a	81,928	—	n .a
Financial results, net	4,724	(51,668)	(109.1)%	(180,754)	(119,605)	51.1%
(Loss)/Profit before income tax	(2,128)	(3,545)	(40.0)%	(24,257)	9,983	(343.0)%
Income tax benefit/(expense)	(2,127)	8,985	(123.7)%	1,024	4,992	(79.5)%
(Loss)/Profit for the period	(4,255)	5,440	(178.2)%	(23,233)	14,975	(255.1)%

Condensed Consolidated Statement of Cash Flow

Statement of Cashflows
$ thousands	4Q18	4Q17	Chg %	12M18	12M17	Chg %

Cash flows from operating activities:
(Loss) / Profit for the year	(4,255)	5,440	(178.2)%	(23,233)	14,975	(255.1)%
Adjustments for:
Income tax (benefit) / expense	2,127	(8,985)	(123.7)%	(1,024)	(4,992)	(79.5)%
Depreciation	40,978	41,350	(0.9)%	153,034	150,071	2.0%
Amortization	419	271	54.6%	1,220	936	30.3%
Loss from the disposal of other property items	(122)	457	(126.7)%	95	986	(90.4)%
Gain from the sale of farmland and other assets	—	—	n . a	(36,227)	—	n . a
Net gain from the Fair value adjustment of Investment properties	5,048	(668)	(100.0)%	(13,409)	(4,302)	(100.0)%
Equity settled share-based compensation granted	976	1,328	(26.5)%	4,728	5,552	(14.8)%
(Gain) / Loss from derivative financial instruments and forwards	(5,358)	102	(5,352.9)%	(51,504)	(38,679)	33.2%
Interest and other financial expense, net	13,411	19,709	(32.0)%	44,347	53,446	(17.0)%
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	22,695	(23,035)	(198.5)%	30,299	(14,645)	(306.9)%
Changes in net realizable value of agricultural produce after harvest (unrealized)	12,002	840	1,328.8%	647	(2,371)	(127.3)%
Provision and allowances	1,181	152	677.0%	2,126	825	157.7%
Net gain of inflation effects on the monetary items	(31,558)	—	n . a	(81,928)	—	n . a
Foreign exchange losses, net	(5,009)	20,198	(124.8)%	183,195	38,708	373.3%
Cash flow hedge – transfer from equity	18,847	10,069	87.2%	26,693	20,758	28.6%
Subtotal	71,382	67,228	6.2%	239,059	221,268	8.0%

Changes in operating assets and liabilities:
(Increase) in trade and other receivables	46,796	39,054	19.8%	(65,942)	(9,476)	595.9%
(Increase) in inventories	28,185	52,803	(46.6)%	(41,531)	(4,089)	915.7%
Decrease / (Increase) in biological assets	(34,936)	(42,573)	(17.9)%	2,958	(18,013)	n . a
(Increase) / Decrease in other assets	(503)	209	(340.7)%	(777)	2	n . a
Decrease / (Increase) in derivative financial instruments	(1,002)	774	(229.5)%	50,021	40,910	22.3%
Increase in trade and other payables	7,940	26,497	(70.0)%	31,148	6,555	375.2%
Increase in payroll and social security liabilities	(280)	(5,315)	(95)%	5,876	1,953	200.9%
(Decrease) / Increase in provisions for other liabilities	(97)	426	(122.8)%	(430)	855	(150.3)%
Net cash generated from operating activities before taxes paid	117,485	139,103	(15.5)%	220,382	239,965	(8.2)%
Income tax paid	(396)	(612)	(35.3)%	(1,869)	(2,860)	(34.7)%
Net cash generated from operating activities	117,089	138,491	(15.5)%	218,513	237,105	(7.8)%

Cash flows from investing activities:
Purchases of property, plant and equipment	(54,573)	(56,327)	(3.1)%	(207,069)	(198,550)	4.3%
Purchase of cattle and non current biological assets	(2,159)	1,007	(314.4)%	(5,706)	(1,694)	236.8%
Purchases of intangible assets	(962)	(304)	216.4%	(3,321)	(2,141)	55.1%
Interest received	2,135	(10,587)	(120.2)%	7,915	11,230	(29.5)%
Proceeds from disposal of other property items	515	9,371	100.0%	1,748	2,820	100.0%
Proceeds from sale of farmland and other assets	—	2,820	100.0%	31,511	—	n . a
Proceeds from disposal of subsidiaries	(55,044)	(54,020)	1.9%	(174,922)	(188,335)	(7.1)%

Cash flows from financing activities:
Issuance of senior notes	—	(473)	(100.0)%	—	495,678	(100.0)%
Proceeds from long-term borrowings	8,319	2,042	307.4%	45,536	232,433	(80.4)%
Payments of long-term borrowings	(74,515)	(272,828.000)	(72.7)%	(124,349)	(602,700)	(79.4)%
Proceeds from short-term borrowings	138,981	14,002	892.6%	318,108	106,730	198.0%
Payments of short-term borrowings	(38,963)	(36,295)	7.4%	(190,630)	(64,787)	194.2%
Interest paid	(6,538)	(8,174)	(20.0)%	(50,021)	(41,612)	20.2%
Prepayment related expenses	—	(6,080)	(100.0)%	—	(6,080)	(100.0)%
Proceeds from equity settled shared-based compensation exercised	—	—	n . a	—	39	(100.0)%
Payment of derivatives financial instruments	(1,348)	(112)	1,103.6%	(2,578)	(9,476)	(72.8)%
Purchase of own shares	—	(27,025)	(100.0)%	(15,725)	(38,367)	(59.0)%
Dividends paid to non-controlling interest	—	(158)	(100.0)%	(1,195)	(1,664)	(28.2)%
Net cash (used) / generated from financing activities	25,936	(335,101)	(107.7)%	(20,854)	70,194	(129.7)%
Net increase / (decrease) in cash and cash equivalents	87,981	(250,630)	(135.1)%	22,737	118,964	(80.9)%
Cash and cash equivalents at beginning of year	180,828	523,175	(65.4)%	269,195	158,568	69.8%
Effect of exchange rate changes and inflation on cash and cash equivalents	4,827	(3,350)	(244.1)%	(18,297)	(8,337)	119.5%
Cash and cash equivalents at end of year	273,636	269,195	1.6%	273,635	269,195	1.6%

Condensed Consolidated Statement of Financial Position

Statement of Financial Position
$ thousands	December 31, 2018	December 31, 2017	Chg %
ASSETS
Non-Current Assets
Property, plant and equipment, net	1,480,439	831,377	78.1%
Investment property	40,725	42,342	(3.8)%
Intangible assets, net	27,909	17,192	62.3%
Biological assets	11,270	11,276	(0.1)%
Deferred income tax assets	16,191	30,808	(47.4)%
Trade and other receivables, net	38,820	22,107	75.6%
Other assets	1,184	535	121.3%
Total Non-Current Assets	1,616,538	955,637	69.2%
Current Assets
Biological assets	94,117	156,718	(39.9)%
Inventories	128,102	108,919	17.6%
Trade and other receivables, net	158,686	150,107	5.7%
Derivative financial instruments	6,286	4,483	40.2%
Other assets	8	30	(73.3)%
Cash and cash equivalents	273,635	269,195	1.6%
Total Current Assets	660,834	689,452	(4.2)%
TOTAL ASSETS	2,277,372	1,645,089	38.4%
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	183,573	183,573	—%
Share premium	900,503	908,934	(0.9)%
Cumulative translation adjustment	(666,037)	(552,604)	20.5%
Equity-settled compensation	16,191	17,852	(9.3)%
Cash flow hedge	(56,884)	(24,691)	130.4%
Other reserves	32,380	—	n . a
Treasury shares	(8,741)	(6,967)	25.5%
Revaluation surplus	383,889	—	n . a
Reserve from the sale of non-controlling interests in subsidiaries	41,574	41,574	—%
Retained earnings	237,188	106,209	123.3%
Equity attributable to equity holders of the parent	1,063,636	673,880	57.8%
Non-controlling interest	44,509	9,139	387.0%
TOTAL SHAREHOLDERS EQUITY	1,108,145	683,019	62.2%
LIABILITIES
Non-Current Liabilities
Trade and other payables	211	827	(74.5)%
Borrowings	718,484	663,060	8.4%
Deferred income tax liabilities	168,171	10,457	1,508.2%
Payroll and social liabilities	1,219	1,240	(1.7)%
Provisions for other liabilities	3,296	4,078	(19.2)%
Total Non-Current Liabilities	891,381	679,662	31.2%
Current Liabilities
Trade and other payables	106,226	98,423	7.9%
Current income tax liabilities	1,398	503	177.9%
Payroll and social liabilities	25,978	27,267	(4.7)%
Borrowings	143,632	154,898	(7.3)%
Derivative financial instruments	283	552	(48.7)%
Provisions for other liabilities	329	765	(57.0)%
Total Current Liabilities	277,846	282,408	(1.6)%
TOTAL LIABILITIES	1,169,227	962,070	21.5%
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	2,277,372	1,645,089	38.4%